RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS OF
VENTIV HEALTH, INC.
On March 10, 2004

RESOLVED, that paragraph (a) of Section 2 of Article II of the By-Laws of the Corporation is hereby amended in its entirety to read as follows:

Each director shall be at least 18 years of age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The number of directors constituting the entire Board shall be fixed from time to time by action of the stockholders or Board of Directors, one of whom may be selected by the Board of Directors to be its Chairman. The use of the phrase “entire Board” herein refers to the total number of directors which the Corporation would have if there were no vacancies.